Exhibit 99.1

Pembina Pipeline Corporation Reports Second Quarter 2016 Results

$1.5 billion of new assets into service so far this year, including recently completed strategic acquisition; record first half results

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Aug. 4, 2016 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2016.

Financial Overview

	3 Months Ended		6 Months Ended
	June 30		June 30
($ millions, except where noted)	(unaudited)		(unaudited)
	2016	2015	2016	2015
Conventional Pipelines revenue volumes (mbpd)(1)(2)	648	603	659	618
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	880	880	880	880
Gas Services average revenue volumes (mboe/d) net to Pembina(2)(3)	133	108	123	111
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	132	104	136	117
Total volume (mboe/d)	1,793	1,695	1,798	1,726
Revenue	1,027	1,213	2,044	2,367
Net revenue(4)	429	351	823	726
Operating margin(4)	327	259	642	543
Gross profit	248	200	485	428
Earnings	113	43	215	163
Earnings per common share – basic and diluted (dollars)	0.25	0.09	0.48	0.41
Adjusted EBITDA(4)	291	228	560	469
Cash flow from operating activities	273	209	544	329
Cash flow from operating activities per common share – basic (dollars)(4)	0.70	0.62	1.42	0.97
Adjusted cash flow from operating activities(4)	235	176	444	389
Adjusted cash flow from operating activities per common share – basic (dollars)(4)	0.60	0.51	1.16	1.14
Common share dividends declared	187	154	359	302
Preferred share dividends declared	16	11	30	21
Dividends per common share (dollars)	0.48	0.45	0.94	0.89
Capital expenditures	380	387	755	885
Acquisition	566		566

	3 Months Ended				6 Months Ended
	June 30				June 30
	(unaudited)				(unaudited)
	2016		2015		2016		2015
		Operating		Operating		Operating		Operating
($ millions)	Revenue	Margin(4)	Revenue	Margin(4)	Revenue	Margin(4)	Revenue	Margin(4)
Conventional Pipelines	177	127	152	102	352	255	306	200
Oil Sands & Heavy Oil	47	34	50	35	99	67	105	70
Gas Services	64	46	49	35	117	83	103	72
Midstream(5)	142	118	99	86	256	232	212	199
Corporate	(1)	2	1	1	(1)	5		2
Total	429	327	351	259	823	642	726	543
(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Average revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	Net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures".

Highlights

•	Placed over $1 billion in new assets into service during the first six months of the year, including RFS II, Musreau III and the Resthaven Expansion (as defined below);
•	Closed a $566 million (including closing adjustments) acquisition of the Kakwa River Facility, a 250 MMcf/d gas processing plant and associated midstream infrastructure (see below);
•	Gas Services achieved record quarterly and year-to-date revenue volumes with an average of 795 MMcf/d and 735 MMcf/d, a 23 percent and 11 percent increase, respectively, over the comparable periods in 2015, driven by newly in-service assets;
•	Generated second quarter and year-to-date earnings of $113 million and $215 million, a 163 percent and 32 percent increase, respectively, over the same periods of the prior year;
•	Realized Adjusted EBITDA of $291 million in the second quarter and $560 million year-to-date, 28 percent and 19 percent higher than the second quarter and first half of 2015;
•	Cash flow from operating activities increased by 31 percent and 65 percent to $273 million and $544 million while adjusted cash flow from operating activities increased by 33 percent and 14 percent to $235 million and $444 million compared to the second quarter and first half of 2015;
•	On a per share (basic) basis during the three and six months ended June 30, 2016, cash flow from operating activities increased 13 percent and 46 percent respectively and adjusted cash flow from operating activities increased 18 percent and 2 percent respectively compared to the same periods of the prior year;
•	Received approval from the Alberta Energy Regulator in April 2016 and began construction on two 270 kilometre, 24 and 16 inch pipelines between Fox Creek and Namao, Alberta, as part of a series of projects that form the Company's Phase III Pipeline Expansion; and
•	Raised $250 million of gross proceeds through the issuance of Series 13 preferred shares.

"During the first half of the year, we continued our strong momentum of executing our growth plans, bringing just over $1 billion of assets into service, excluding our recent acquisition, while adding new assets and projects to our portfolio," said Mick Dilger, Pembina's President and Chief Executive Officer. "Not only did we complete an acquisition of new gas services infrastructure, we strengthened our foothold in a core area, reached a key regulatory milestone on our largest project, operated safely and reliably, and set the stage for growth beyond 2018. With our committed growth projects, we are on track to deliver significant cash flow per share growth through 2018 and have made meaningful strides to advance longer-term development opportunities."

New Developments in 2016 and Growth Projects Update

•	Entered into agreements to construct infrastructure relating to the Company's previously announced 100 MMcf/d (gross) shallow cut gas plant, Duvernay I, which is now fully contracted. The infrastructure includes condensate, gas and water field handling, a gas gathering trunk line and a fuel line and is expected to cost $130 million;
•	Increased total processing capacity under Pembina's Gas Services business to over 1.7 billion cubic feet per day, making Pembina one of the largest third-party gas processors serving the Western Canadian Sedimentary Basin through the acquisition of the Kakwa River sour natural gas processing complex (the "Kakwa River Facility"), which includes gas gathering pipelines, a sales gas pipeline and future disposal wells, as well as preliminary engineering studies, licenses and surface rights for the future construction of a sour natural gas processing facility. The operating assets added 200 MMcf/d of sour gas processing and 50 MMcf/d of sweet gas processing capacity in one of Pembina's core areas;
•	Entered into a joint feasibility study with the Petrochemical Industries Company K.S.C., a subsidiary of the Kuwait Petroleum Corporation, for the evaluation of a world-scale combined propane dehydrogenation and polypropylene upgrading facility in Alberta (the "PDH and PP Facility"). The proposed PDH and PP Facility represents an opportunity to develop new markets for propane. The parties have advanced a detailed technical, financial and commercial study to confirm whether the development of the PDH and PP Facility aligns with each party's respective investment criteria;
•	Commissioned the second ethane-plus fractionator at Pembina's Redwater site ("RFS II") on April 1, 2016. With RFS II in service, Pembina's Redwater fractionation capacity has more than doubled to over 146 mbpd;
•	Completed and placed into service the 100 MMcf/d (gross) expansion of Pembina's Resthaven facility (the "Resthaven Expansion") in April 2016 on time and under budget;
•	Completed and placed into service the 100 MMcf/d shallow cut Musreau III facility ("Musreau III") in April 2016, ahead of schedule and under budget;
•	Entered into agreements for downstream connections to multiple third-party diluent pipelines at its planned Canadian Diluent Hub ("CDH") for an initial aggregate diluent take-away capacity in excess of 400 mbpd, and received regulatory and environmental approvals for CDH;
•	Entered into a cost-of-service agreement to build a new pipeline lateral in the Altares area of British Columbia ("B.C.") (the "Altares Lateral") that will transport production from the liquids-rich Montney resource play and will connect into Pembina's pipeline expansion in North East B.C. for an expected capital cost of $70 million. Subject to environmental and regulatory approvals, the Altares Lateral is expected to have initial capacity of 17 mbpd and an in-service date of late 2017, slightly later than originally announced due to a modified regulatory schedule;
•	Completed a number of initiatives including the installation of a new brine pond, upgrades to its rail rack and construction of a new propane truck rack at its NGL storage and terminalling facilities in Corunna, Ontario;
•	Received regulatory and environmental approval for its terminalling services project for the North West Redwater Partnership ("North West") with respect to North West's planned refinery;
•	Placed its pipeline lateral in the Karr area of Alberta into service in May, 2016;
•	Placed one new storage cavern into service at its Redwater facility as part of the Company's ongoing cavern development program; and
•	Subsequent to quarter end, Pembina received Board approval to proceed with the development of a co-generation facility to be integrated with its second and third fractionators at Redwater for an estimated capital cost of $120 million and an in-service date of the fourth quarter of 2018, subject to regulatory and environmental approval.

Dividends

•	Declared and paid dividends of $0.16 per qualifying common share for the applicable record dates in April, May and June 2016; and
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; and Series 11: $0.359375 to shareholders on record as of April 29, 2016.

Second Quarter 2016 Conference Call & Webcast

Pembina will host a conference call on Friday, August 5, 2016 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the second quarter of 2016. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 12, 2016 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 92807889.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering: http://event.on24.com/r.htm?e=1102323&s=1&k=86B5BF77743D6BB8EF8F433AEBA485ED in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the entire hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "future" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Pembina's corporate strategy; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing, pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; and anticipated synergies between acquired assets, assets under development and existing assets of the Company.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to environmental incidents; and the availability of coverage under Pembina's  insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share, adjusted cash flow from operating activities per common share (also known as "cash flow per share") and total enterprise value. Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate the Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended June 30, 2016, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

SOURCE Pembina Pipeline Corporation

%CIK: 0001546066

For further information: Investor Relations: Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:46e 04-AUG-16